PE
6-30-02

COGNIGEN

ANNUAL REPORT

FISCAL YEAR-ENDING JUNE 30, 2002

Who is Cognigen?

Cognigen is an investor-owned, publicly traded company. We are an Internet-enabled sales community that facilitates the introduction of customers to suppliers. Cognigen has become the low-cost provider to customers, the high-tech deliverer of services for vendors, and the user-friendly facilitator for agents and customers.

Cognigen Networks, Inc.
7001 Seaview Avenue NW, Suite 210, Seattle, Washington 98117

COGNIGEN

Message from the President

September 20, 2002



"Cognigen is on a path of enhanced value for our shareholders."

Darrell H. Hughes, CEO

Dear Shareholder:

It is my pleasure to report to you that we have had a strong year of performance. Our performance and growth would have been impossible were it not for our most important asset, our relationships with key stakeholders and partners. Clearly the most important stakeholder in any public company is you, the shareholder. In order to serve the shareholder well, it is critical that all other business relationships be strong and supported via the business model and the professional behavior of management. I believe that we have and are leaders in both of these areas. I am very proud of the entire Cognigen team.

I am delighted that Cognigen enjoys a special relationship with our agents, our vendors and our customers. To our agents we are a "High-Touch" personal company employing daily communications and relationship support that helps them grow their Cognigen agency and business. Our vendors see us as a "High-Tech, Low-Risk" sales channel, helping them acquire their next customer at a low cost. Finally, to our customers, we are both "User Friendly and Low-Cost". Through Cognigen's agent and corporate web sites, customers can simply get the best value on hundreds of products and services and place an order immediately once they have made the decision to do so.

With special emphasis on the desires and needs of our Cognigen family, shareholders, customers, vendors, and agents, Cognigen is positioned to grow and prosper at a time when traditional relationships seem to be failing. As you will read within the Management's Discussion and Analysis or Plan of Operations in our Annual Report, on Form 10-KSB, for our fiscal year ended June 30, 2002, we have improved in virtually every area of the business. A summary of our 2002 fiscal results is as follows

	JUNE 30, 2001	JUNE 30, 2002	PERCENT OF CHANGE
Agent growth	113,790	221,814	95% INCREASE
Revenue growth	$6,759,918	$11,075,261	64% INCREASE
Cash	$ 296,947	$ 482,717	63% INCREASE
Net loss	$2,602,407	$ 388,776	REDUCED 569%
Loss per share	$ .25	$ .04	REDUCED 525%

In addition to the measured improvement in these areas, we have continued to increase both the breadth and depth of our product and service offerings. The ever-changing landscape of the technology and telecommunications environment demands focus and attention to the needs of the customer. While we have exercised expense control, we have not forgotten that customers expect both good quality of service and competitive rates. I believe that we continue to excel at both of these critical success factors.

Once again, the entire team at Cognigen Networks, Inc. and I appreciate your support and hope that you know we are working for you and the eventual public and positional success that you deserve as loyal supporters of our company.

Sincerely,

Darrell H. Hughes, President & CEO
Cognigen Networks Inc.

Cognigen Networks, Inc.

Corporate Directory and Shareholder Information

Board of Directors

Jimmy L. Boswell	since April 2002
Darrell H. Hughes, Chairman	since January 2000
David L. Jackson	since April 1995
David G. Lucas	since September 2000
Christopher R. Seelbach	since August 2001

Executive Officers and Management

Cognigen Networks, Inc.

Jimmy L. Boswell
Executive Vice President and
Chief Operations Officer

Darrell H. Hughes
Chief Executive Officer,
President

David L. Jackson
Corporate Secretary and
Senior Vice President

David G. Lucas
Chief Financial Officer and
Treasurer

Independent Auditors

Ehrhardt Keefe Steiner & Hottman, PC

Company Offices

Cognigen Networks, Inc.
7001 Seaview Avenue NW, Suite 210
Seattle, Washington 98117
Phone: 206-297-5161
Fax: 206-297-6161

Cognigen Switching Technologies, Inc.
3220 S. Higuera Street, Suite 104-A
San Luis Obispo, California 93401
Phone: 805-786-2640
Fax: 805-786-2644

Cognigen Networks, Inc., ON-LINE

Shareholders and other interested parties can obtain information about the Company on Cognigen's corporate website on-line at:

http:// www. cognigen.net/

Shareholders' Annual Meeting for 2002

The Annual Meeting of Shareholders for the Fiscal year-ending June 30, 2002, will be held on Tuesday, October 15, 2002, at 10:00 am, Pacific Coast Time at the Luxor Hotel, 3900 Las Vegas Boulevard South, Las Vegas, NV 89119-1000.

Company Information

Current and prospective investors can receive a copy of the Annual Report, Forms 10-KSB and 10-QSB and other related information about the Company by writing to or contacting Investor Relations at the Seattle office, listed above.

Forward Looking Statements

The discussion in this report contains forward-looking statements, including, without limitation, statements relating to us and our wholly-owned subsidiary. Although we believe that the expectations reflected in the forward looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. The forward looking statements involve risks and uncertainties that affect our business, financial condition and results of operations, including without limitation, our possible inability to obtain additional financing, lack of agent growth, the possible loss of key personnel, rate changes, fee policy or application changes, technological changes and increased competition. Many of these risks are beyond our control. We are not entitled to rely on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, or Section 21E of the Securities Exchange Act of 1934, as amended, when making forward looking statements.

Stock Listing

Cognigen Networks, Inc., common stock is traded on the OTC Bulletin Board under the symbol **CGNW**.

Transfer Agent

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, Colorado 80401
Phone: 303-262-0600
Fax: 303-262-0700

COGNIGEN NETWORKS, INC., REVENUE -- CONTINUING GROWTH


REVENUE
$3,500,000.00
$3,000,000.00
$2,500,000.00
$2,000,000.00
$1,500,000.00
$1,000,000.00
$500,000.00
$0.00
9/30/99
12/31/99
3/31/00
6/30/00
9/30/00
12/31/00
3/31/01
6/30/01
9/30/01
12/31/01
3/31/02
6/30/02

COGNIGEN NETWORKS, INC., SALES DELIVERED TO VENDORS


SALES DELIVERED TO VENDORS
$12,000,000.00
$10,000,000.00
$8,000,000.00
$6,000,000.00
$4,000,000.00
$2,000,000.00
$0.00
9/1/99
12/1/99
3/1/00
6/1/00
9/1/00
12/1/00
3/1/01
6/1/01
9/1/01
12/1/01
3/1/02
6/1/02

Cognigen Networks, Inc. – CONTINUED GROWTH
Monthly Revenue Comparison


Cognigen Monthly Revenue Comparison
$4,000,000.00
$3,500,000.00
$3,000,000.00
$2,500,000.00
$2,000,000.00
$1,500,000.00
$1,000,000.00
$500,000.00
$0.00
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
1999
2000
2001
2002

Cognigen Networks, Inc. – CONTINUED GROWTH
Customer Accounts


Customer Accounts
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
9/1/99
12/1/99
3/1/00
6/1/00
9/1/00
12/1/00
3/1/01
6/1/01
9/1/01
12/1/01
3/1/02
6/1/02
CST ACCOUNTS
CUSTOMER BASE

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 0-11730

COGNIGEN NETWORKS, INC.

(Name of small business issuer in its charter)

COLORADO (State or other jurisdiction of incorporation or organization)	84-1089377 (I.R.S. Employer Identification No.)
7001 Seaview Avenue, N.W. , Suite 210 Seattle, Washington (Address of principal executive offices)	98117 (Zip Code)

Issuer's telephone number: (206) 297-6151

Securities registered under Section 12(b) of the Exchange Act:
None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No __

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. _____

State issuer's revenue for its most recent fiscal year: $11,075,261

The aggregate market value of the voting and non-voting common equity held by non-affiliates at August 30, 2002, computed by reference to the closing price of $0.37 per share on the OTC Bulletin Board, was $2,751,117.

The number of shares outstanding of each of the issuer's classes of common equity on August 30, 2002 was 9,054,456.

Documents Incorporated by Reference

The information required by Items 9 through 12 is incorporated by reference to the issuer's definitive information statement that the issuer plans to file in connection with its next Annual Meeting of Shareholders involving the election of directors. The issuer plans to file the definitive information statement with the Commission on or before October 28, 2002.

Transitional Small Business Disclosure Format Yes __ No ✓

TABLE OF CONTENTS

*The information required by Items 9 through 12 is incorporated by reference to the issuer's definitive information statement that the issuer plans to file in connection with its next Annual Meeting of Shareholders involving the election of directors. The issuer plans to file the definitive information statement with the Securities and Exchange Commission on or before October 28, 2002.

PART I

Forward Looking Statements.

The discussion in this report contains forward looking statements, including, without limitation, statements relating to us and our wholly-owned subsidiary. Although we believe that the expectations reflected in the forward looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. The forward looking statements involve risks and uncertainties that affect our business, financial condition and results of operations, including without limitation, our possible inability to obtain additional financing, lack of agent growth, the possible loss of key personnel, rate changes, fee policy or application changes, technological changes and increased competition. Many of these risks are beyond our control. We are not entitled to rely on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, or Section 21E of the Securities Exchange Act of 1934, as amended, when making forward looking statements.

Item 1. Description of Business.

BUSINESS

We were incorporated in May 1983 in Colorado to engage in the cellular radio and broadcasting business. In June 1988, we changed our name to Silverthorne Production Company and commenced operations in the oil and gas industry. These operations were discontinued in 1989. From 1989 to 1999, we attempted to locate acquisition prospects and negotiate an acquisition. Our pursuit of an acquisition did not materialize until August 1999 when we acquired the assets of Inter-American Telecommunications Holding Corporation ("ITHC"). The acquisition was accounted for as a reverse acquisition.

We currently operate in two divisions. The first division consists of direct and indirect sales of telecommunications and personal technology services. The second division is our carrier division. The first division is a multifaceted sales and marketing organization which utilizes the Internet as a platform to provide customers and subscribers with a variety of telecommunications and technology based products and services. Through a network of more than 230,000 independent agents, we have sold directly or facilitated the sale of third party products and services to more than 800,000 customers and subscribers worldwide. Domestic and international long distance services make up a major portion of our sales with prepaid calling cards and paging, wireless communications, computers and Internet-based telecommunications products and other significant products in our sales mix. We have contractual agreements with a variety of product and service vendors that provide us with a commission percentage of any sale made through one of our supported web sites. Our web-based marketing division sells the products and services of industry leaders such as AT&T Wireless, Sprint, Verizon, TalkAmerica and Speakeasy. Our operations are dependent on our affiliations with third party providers of the products and services that our agents sell. These third party providers own the rights to sell these products and services. Our ability to offer these products and services is dependent on our agreements with providers being renewed and not terminated. The non-renewal or termination of a substantial number of these agreements would have a material adverse effect on our financial condition and results of operations. Our marketing engine is fueled by distribution channels through an Internet presence and through our corps of independent agents and affiliate groups each with their own customized Web site. The other division is our wholly owned subsidiary, Cognigen Switching Technologies, Inc., or CST, which is discussed in more detail below.

In the mid 1990's, operating as Cognigen Communications, we recognized the marketing potential of the Internet and formed what we believe is one of the first companies to create a marketing operation based exclusively on the Internet. The initial concept, which remains the foundation of our growth, was to expand marketing potential by increasing the number of independent agents working within our corporate network while at the same time continuing to increase the number of products and services that these agents could provide to our worldwide customer base. To facilitate the manageable growth of this network and to be able to provide the agents with the support and marketing edge necessary for success, we developed and deployed the "self replicating" web page. This proprietary technology automatically created a high content, personalized set of e-commerce web pages for each new agent, at the time the agent becomes a member of our network. Additionally, an Internet accessible "private site" is instantly created for the new agent. Each agent can view the agent's records, activity and account status on which the agent is working. The private site also contains customer detail status, recommended training sources, frequently asked questions and agent benefits. We also adopted a strategy of enabling each agent to sell telecommunications services and to recruit new agents. The original agent receives a sales commission override on sales generated by the agents thus recruited. Our commission structure and plan enables our agents to earn money without the necessity of developing a subordinate agent base. Lately, we have been adding 5,000 to 6,000 agents each month. Over the past 24 months, we have observed a positive contribution correlation between the number of our agents and our revenue. Our revenue is dependent on sales by our independent agents. The failure of these agents to achieve sustained sales will materially adversely affect our financial condition and results of operations.

We use self replicating web page technology to run our web-based operations. If another technology becomes the preferred industry standard, we may be at a competitive disadvantage which, in turn, may require us to make changes at substantially increased costs. If our technology becomes obsolete at some time in the future and we are unable to change to an alternate technology in a cost effective manner it could materially adversely affect our financial conditions and results of operations.

In addition to the Internet-based agent network and CST's direct sales efforts, we are engaged in an effort to develop and support a variety of affiliate program offerings. In these programs, large affiliate organizations such as industry service providers and a variety of membership or club related businesses can be utilized for commission sharing. We currently have contracts for these programs that represent affiliate/affinity populations in excess of 7,000,000 potential buyers. As in any program of this nature, actual participation and buying rates will be a small subset of the target audience, but higher than non-affiliated web surfers.

CST is licensed by the Federal Communications Commission, or FCC, as a global facilities-based/global resale services national and international carrier. CST provides our customer base and other direct clients with a wide variety of discount international, phone card and private switching telephonic services. CST, through its multi-mode enhanced services platform, provides its customers with discounted domestic and international long distance voice and fax service, international direct dialing, domestic and international prepaid calling cards and international toll-free access. CST provides these services to our proprietary customer base of approximately 34,000 individual accounts. CST has three fully programmable Cisco-VCO-4K multi-protocol circuit switches, with a combined capability of more than 60 million minutes of traffic per month, at its headquarters in San Luis Obispo, California. With additional modest enhancement and CST's incumbent technology, we are well positioned to deliver the next generation of enhanced packet telephony services to both individual subscribers and enterprise clients. Targeted functionalities would include services such as: VOIP, unified messaging, voice, video and data conferencing and integrated wireless applications.

During the year ended June 30, 2002, two customers accounted for 12% and 11%, respectively, of our total revenue.

Competition

We compete with all of the companies for whom we sell products as an agent, with a number of companies that are network marketing telecommunication companies, with switching companies and with all providers who retail telecommunications and personal communications products over the Internet.

Many of our current and potential competitors have longer operating histories and significantly greater selling and marketing, technical, financial, customer support, professional services and other resources than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. Moreover, our competitors may foresee the course of market developments more accurately than we do and could develop new technologies that compete with us or even render our services obsolete. We may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully with existing or new competitors. In addition, due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including large telecommunications companies, may enter our markets, thereby further intensifying competition.

The markets in which we compete are characterized by increasing consolidation. We cannot predict how industry consolidation will affect our competitors and we may not be able to compete successfully in an increasingly consolidated industry. Additionally, because we may be dependent on strategic relationships with third parties in our industry, any consolidation involving these parties could reduce the demand for our products and otherwise harm our business prospects. Our competitors that have large market capitalizations or cash reserves are also better positioned than we are to acquire other companies, including our competitors, thereby obtaining new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage that would materially and adversely affect our business, financial condition and results of operations.

In addition, many of our competitors have much greater name recognition and have a more extensive customer base, broader customer relationships, significant financing programs, and broader product offerings than we do. These companies can adopt aggressive pricing policies and leverage their customer bases and broader product offerings to gain market share.

We expect that competitive pressures could result in price reductions, reduced margin and loss of market share, which could materially and adversely affect our business, financial condition and results of operations.

The industries in which our agents resell have severally experienced a higher rate of customer turnover. The rate of customer turnover is attributable to several factors including, the non-use of customer contracts, affordability, customer care concerns and other competitive factors. Our strategy to address customer turnover may not be successful or the rate of customer turnover may be unacceptable. Price competition and other competitive factors could also cause increased customer turnover. A high rate of customer turnover could have a material adverse affect on our competitive position and results of operations.

Regulation

We are not currently subject to any governmental regulations as an Internet marketer of telecommunications and technology based products and services. CST is regulated by the Federal Communications Commission ("FCC") as a Section 214, domestic and international facilities based carrier. In addition, we are regulated by some state commissions as a "Competitive Local Exchange Carrier." Presently, that list includes 12 states.

The markets for the products and services that we sell are characterized by a significant number of laws, regulations and standards, including those promulgated by the FCC. While we believe that our services comply with all current governmental laws, regulations and standards, we cannot assure you that we will be able to continue to do so in the future.

Our customers may also require, or we may otherwise deem it necessary or advisable, that we modify our services to address anticipated changes in the regulatory environment. Failure of our services to comply, or if we experience delays in compliance, with the various existing, anticipated, and evolving industry regulations and standards could adversely affect sales of our existing and future products. Moreover, the enactment of new laws or regulations, changes in the interpretation of existing laws or regulations or a reversal of the trend toward deregulation in the telecommunications industry, could have a material adverse affect on our business, financial condition and results of operations.

Employees

As of June 30, 2002, we had 21 full time employees based in our offices and facilities in Seattle, Washington and San Luis Obispo, California.

Item 2. Description of Property

We lease approximately 3,457 square feet of office space at 7001 Seaview Avenue, N.W., Suite 210, Seattle, Washington 98117, pursuant to a month-to-month lease that currently requires monthly rental payments of approximately $4,795. CST leases approximately 3,218 square feet of office space at 3220 South Higuera Street, Suite 103, San Luis Obispo, California 93401, pursuant to a lease that will terminate in April 2003 and that currently requires monthly rental payments of $6,231.

Item 3. Legal Proceedings.

We were joined as a defendant along with several other telecom companies in a patent infringement case filed by Cygnus Telecommunications Technology, LLC in February 2001. The plaintiff alleged that we and others used its patented technology to operate a callback system for long distance calls and claimed damages in an unspecified amount. The original case was filed in the US District Court, Central District of California, West Los Angeles Division under case number 01-05943-DT-AIJX (C.D. CA). Then the case was subsequently transferred to the Northern District of California under case number MDL-1423RMW. We settled the case on March 20, 2002, for less than 10% of our current assets.

In August 2001, we filed a civil action in the US District Court for the Western District of Washington against Pharmaceutical Outcomes Research, claiming unfair trademark competition and trademark dilution. The action was dismissed for lack of jurisdiction on December 3, 2001. Concurrently, a Petition for Dispute Resolution No. WIPO D-2001-1094, was filed by us against this same defendant with the World Intellectual Property Organization in Geneva, Switzerland. That petition alleged a disputed domain registration. Our petition was denied on December 18, 2001.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of our security holders during our fourth fiscal quarter ended June 30, 2002.

PART II

Item 5. Market for Common Equity and Related Stockholders Matters.

Our common stock is quoted on the NASD OTC Bulletin Board under the symbol "CGNW." The following table sets forth, for the periods indicated, the high and low closing bid price quotations for the common stock as reported by the National Quotation Bureau, LLC. Such quotations reflect inter-dealer prices, but do not include retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. On October 15, 2001, each share of our outstanding common stock was reverse split on a one for eight basis.

	High Closing Bid	Low Closing Bid
Quarter ended June 30, 2002	$0.40	$0.40
Quarter ended March 31, 2002	0.62	0.62
Quarter ended December 31, 2001	0.91	0.755
Quarter ended September 30, 2001	0.15	0.09
Quarter ended June 30, 2001	$0.30	$0.15
Quarter ended March 31, 2001	0.52	0.0782
Quarter ended December 31, 2000	0.2812	0.1875
Quarter ended September 30, 2000	1.00	0.625

As a result of our common stock not being quoted on a national exchange, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of our common stock. In addition, we are subject to a rule promulgated by the Securities and Exchange Commission. The rule provides that various sales practice requirements are imposed on broker/dealers who sell our common stock to persons other than established customers and accredited investors. For these types of transactions, the broker/dealer has to make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. Consequently, the rule may have an adverse effect on the ability of broker/dealers to sell our common stock, which may affect the ability of purchasers to sell our common stock in the open market.

Historically, our common stock has not traded in high volumes. An active or liquid trading market in our common stock may not develop or, if it does develop, it may not continue.

The market price for our common stock could be subject to significant fluctuations in response to variations in quarterly operating results, announcements of technological innovations or new products and services by us or our competitors, and our failure to achieve operating results consistent with securities analysts' projections of our performance.

The stock markets have experienced extreme price and volume fluctuations and volatility that have particularly affected the market price of many emerging growth and development stage companies. Such fluctuations and volatility have often been unrelated or disproportionate to the operating performance of such companies. Factors such as announcements of the introduction of new or enhanced services or related products by us or our competition, announcements of joint development efforts or corporate partnerships in the telecommunications market, market conditions in the technology, telecommunications and other emerging growth sectors, and rumors relating to us or our competitors may have a significant impact on the market price of our common stock.

As of August 30, 2002, there were approximately 1,326 holders of record of our common stock. The number of holders of record does not include holders whose securities are held in street name.

We have never paid and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain any earnings for use in our business operations and in the expansion of our business.

The following is a table with information regarding our equity compensation plans as of June 30, 2002:

Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights** *(a)*	**Weighted-average exercise price of outstanding options, warrants and rights** *(b)*	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)** *(c)*
Equity compensation plans approved by security holders	-0-	Not Applicable	625,000
Equity compensation plans not approved by security holders	1,080,000	$3.44	-0-
Total	1,080,000	$3.44	625,000

On December 7, 2001, we closed a transaction in which we purchased, or redeemed, 2,712,500 shares of our common stock from the Anderson Family Trust. The Anderson Family Trust delivered shares from those owned by Cognigen Corporation, a company 98.9% owned by the Anderson Family Trust, to satisfy its obligation pursuant to the transaction. Kevin E. Anderson and members of his family are the beneficiaries of the Anderson Family Trust. Kevin E. Anderson may be deemed to beneficially own the shares of the common stock owned by the Anderson Family Trust.

As consideration for the share purchase, among other consideration, we transferred to Cantara Communications Corporation, an affiliate of Kevin E. Anderson, the rights to become the up-line for our current accounts and thereby be entitled to commissions, fees and bonuses on our current customer accounts, with a commission not to exceed 12%, which commission is limited by various caps for the first 12 months. In addition, as a part of the transaction, our agreement with Kevin E. Anderson Consulting, Inc., pursuant to which we paid Kevin E. Anderson Consulting, Inc. consulting fees of $14,583 per month, was canceled, and Kevin E. Anderson was retained for 24 months from January 1, 2002 at the rate of $1,000.00 per month to provide up to 20 hours telecommuting consulting services to us per month.

In April 2002, Troy Carl resigned as our Vice President of Marketing and from our board of directors. In consideration for his resignation from the position of Vice President of Marketing, Mr. Carl received a severance package consisting of cash, 100,000 shares of our common stock and a nonqualified five-year option to purchase

50,000 additional shares of our common stock at an exercise price of $0.55 per share, which was the market value of our common stock on the grant date of April 19, 2002.

The shares and option were issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act. Mr. Carl had available to him full information concerning us and the certificates representing the shares and option have a legend prohibiting transfer unless the shares or option are registered under the Securities Act or the transfer is exempt from the registration requirements thereof. No underwriters were involved in this transaction.

In June 2002 we also granted options to six of our employees to purchase 30,000 shares of our common stock at an exercise price of $0.41 per share, which was the market value of our common stock on the grant date. We do not consider the grants of these options to constitute sales.

Item 6. Management's Discussion and Analysis or Plan of Operations.

Overview

We are a marketer of long distance telephone and personal communications services and a licensed, facilities based interstate and international long distance carrier. We receive commissions from sales of these services through agents and affinity groups, from telecommunications sales of prepaid calling cards and from the sale of call switching services.

Results of Operations

Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

Total revenue for the fiscal year ended June 30, 2002 was up 63.8% over the previous year, to $11,075,261 compared to $6,759,918 for the year ended June 30, 2001, an increase of $4,315,343. Commission revenue increased 54.8% to $7,089,784 for the 2002 year compared to $4,580,651 for the 2001 year. A major portion of this increase resulted from an increase in our registered agents. Telecommunications revenue increased 86.1% to $3,984,973 for the year ended June 30, 2002 as compared to $2,141,322 for the year ended June 30, 2001. Contributors to this increase included new products such as Cogniconference, a new conferencing system that functions in the international market as well as the domestic market, and an increase in the number of CST's customers from 18,810 as of June 30, 2001 to 33,988 as of June 30, 2002, an increase of 80%. Other revenue decreased to $504 for the year ended June 30, 2002 compared to $37,945 for the year ended June 30, 2002.

Commission expense paid to our agents related to commission revenue increased from $2,704,894 for the year ended June 30, 2001 to $ 4,570,835 for the year ended June 30, 2002, an increase of 69% that was directly related to the increase in commission revenue. Telecommunications operating expenses, primarily carrier costs, increased $783,935 during the 2002 year over the 2001 year in a direct relation to the increase in revenue. Selling, general and administrative expenses increased only $634,610 for the 2002 year compared to the 2001 year, or 17% compared to an increase in revenue of 64% for the same period. Depreciation and amortization decreased to $145,905 for the 2002 year compared to $1,220,539 for the 2001 year because of our decision to adopt early the provisions of Statement of Financial Accounting Standards Nos. 141 and 142 which no longer allows for the amortization of goodwill. Goodwill was tested for impairment at year-end and no adjustments were required.

Losses from operations decreased for the year ended June 30, 2002 to a loss of $392,044 from a loss of $2,497,535 for the year ended June 30, 2001, a reduction of $2,105,491. This reduction resulted from a substantial increase in revenue compared to the 2001 year coupled with a lower increase in most corresponding costs, but not commission expenses. The results from operations for the fourth quarter ended June 30, 2002 was a net profit of $74,481 compared to a net loss of $681,837 for the quarter ended June 30, 2001.

Interest expense decreased for the year ended June 30, 2002 to $33,757 from $67,847 for the year ended June 30, 2001. The reduction of $34,090 resulted from the payoff of a portion of long-term debt.

The loss before interest, taxes, depreciation and amortization improved in the year ended June 30, 2002 to a loss of $246,139 from a loss of $1,276,996 in the year ended June 30, 2001. The reduction is primarily due to better overall performance and limited cost increases.

Seasonality and Economic Conditions

Our revenue and sales are not affected by seasons of the year.

Inflation

We do not believe that inflation had a material impact on our results of operations for the fiscal years ended June 30, 2002 or 2001.

Liquidity and Capital Resources

We historically funded our operations primarily from stock sales and operations. At June 30, 2002 we had cash and cash equivalents of $482,717 and negative working capital of $1,177,802. There was an increase in cash and cash equivalents of $185,770 for the year ended June 30, 2002 as compared to the year ended June 30, 2001 in which we realized a decrease of $420,397 in cash and cash equivalents. Our negative working capital increased to $1,177,802 at June 30, 2002 as compared to $405,115 at June 30, 2001. This increase is due primarily to the recognition of the current portion of deferred commissions of $511,200 and an increase in commissions payable of $524,879 offset in part by an increase in commissions receivable of $233,437.

Cash provided by operations during the year ended June 30, 2002 was $414,565. The major contributor to this was the reduced net loss for the year of $388,776 (including the net profit for the fourth quarter of $74,481), before adjustments for non-cash items of depreciation and amortization of $145,905, a decrease in employee receivables of $37,005, a reduction of inventory of $7,903, a reduction of other current assets of $183,329, an increase in commissions payable of $524,879, an increase in other accrued liabilities of $88,011, stock options and stock issued of $139,450, provision for doubtful accounts of $61,208, a decrease in accounts receivable of $66,283 and a decrease in notes receivable of $35,803.

Additional uses of cash included increased commissions receivable of $294,645, decreased deferred income taxes of $37,025, increased deposits of $52,383, and decreased accounts payable and deferred revenue. Cash used for investing activities was $63,436 for capital expenditures. Cash used in financing activities included proceeds from sale of common stock of $299,985 less payment of notes payable of $175,000, payments on deferred commissions of $278,030, and payments on capital leases of $12,314.

We have a note payable of $126,499 at June 30, 2002. We have maturities of this note of $126,499 required during the next twelve months.

As of June 30, 2002, we had an accumulated deficit of $11,307,652. We have only operated profitability during the quarter ended June 30, 2002. There is no assurance that we will operate profitably in the future.

As of June 30, 2002, we had available cash of $482,717. We anticipate that we will need additional financing in the future to expand unless we realize sufficient cash flow from our current operations. We have suffered losses in the past and there are no assurances that we will realize a sufficient amount of cash flow from our current operations to expand. If we do not, we will have to reduce or discontinue our plans for expansion.

Cash generated from operations and financing activities was sufficient to meet our working capital requirements for the year ended June 30, 2002, but may not be sufficient to meet our working capital requirements for the foreseeable future. We are looking at various financing and equity opportunities to meet current operating and capital requirements until we can be sustained by cash flow from our operations. As a result of this search, during the year ended June 30, 2002, we sold 750,000 shares of common stock and warrants to purchase 600,000 shares of common stock to two current investors for $299,985 and issued 42,660 shares to our officers for agreeing to temporary salary reductions of $27,257. The warrants have an exercise price of $1.00 and 100,000 of the warrants expire in two years and 500,000 expire in four years. We are currently negotiating a transaction to secure additional equity financing. There can be no assurance we will be able to secure additional debt or equity financing or that operations will produce adequate cash flow to enable us to meet all of our future obligations. However, we believe that we will be successful in producing sufficient cash flow from all collective sources to continue for at least the next twelve months.

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Our critical accounting policies are as follows:

- commissions receivable;
- goodwill;
- valuation of long-lived assets;
- commissions payable; and
- reserve recognition.

Commissions Receivable

Commissions receivable represent amounts due from providers for telecommunication services used by subscribers. Typically providers pay commissions due to us sixty days after the usage month-end to allow for billing and collection.

An allowance for doubtful accounts of $118,208 at June 30, 2002 has been established by us to provide for potential uncollectible accounts and is deemed to be adequate by management based on historical results.

We have commissions from two vendors that generated 12% and 11% of total revenue and made up 15% and 19% of commissions receivable at June 30, 2002. We have two vendors that generated 25% of total revenue for the year ended June 30, 2001.

Goodwill

The excess of the purchase price over net assets acquired by us from unrelated third parties is recorded as goodwill. Goodwill resulted from the acquisition of CST. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets." Statement 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under the guidance of Statement 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair value base test. We adopted these statements as of July 1, 2001. Further, we recorded no amortization expense on goodwill for the year ended June 30, 2002. Goodwill was tested for impairment at the time of adoption and in the fourth quarter. No impairment was recorded as the fair value of the reporting unit exceeded its carrying value. As a result of Statement 142, we will no longer be recognizing approximately $986,000 in annual amortization expense related to goodwill. The effect of adopting Statement 142 on reported net income exclusive of amortization expense (including any related tax effects) for the year ended June 30, 2001, is shown in the Statement of Operations.

Valuation of Long-Lived Assets

We assess valuation of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". We periodically evaluate the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Commissions Payable

Commissions payable represent amounts due to agents for commissions related to the usage for which we are due commission income from our providers. It is our policy to pay commissions to our agents only after receiving commissions due from our providers. This policy results in approximately two months commission payable at any point in time.

Revenue Recognition

Marketing Commissions

Marketing commission income from the sale of long-distance telephone, personal communication devices and marketing products is recognized at the time of sale.

Telecommunications

Calling card and pin revenue is recorded when the calling cards and pins are shipped. Our policy is to delay shipment of calling cards and pins for a two-week period after receipt of cash to allow for processing. This delay results in deferred revenue, which is recorded as a liability until the calling cards are shipped. Calling card revenue includes amounts paid for the cost of the telecommunications services provided by third-party carriers.

Long distance phone services revenue is recorded when services are rendered.

Prepaid long distance phone service is initially recorded as deferred revenue and is recognized as the prepaid minutes are used by the customer.

Recently Issued Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for us for fiscal years beginning after June 15, 2002. We believe the adoption of this statement will have no material impact on its consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively.

Forward Looking Statements

Certain of the information discussed herein, and in particular in this section entitled "Management's Discussion and Analysis," contains forward looking statements that involve risks and uncertainties that might adversely affect the operating results of the Company in the future in a material way. Such risks and uncertainties include, without limitation, the Company's possible inability to become certified as a reseller in all jurisdictions in which it applies, the possibility that the Company's proprietary customer base will not grow as the Company expects, the Company's ability to obtain additional financing, lack of agent growth, loss of key personnel, telecommunication rate changes, fee policy or application changes, technological changes and increased competition. Many of these risks are beyond the control of the Company. The Company is not entitled to rely on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, or Section 21E of the Securities Exchange Act of 1934 as amended, when making forward-looking statements.

Item 7. Financial Statements.

Reference is made to the financial statements, the reports thereon and the notes thereto included as a part of this Annual Report on Form 10-KSB, which financial statements, reports and notes are incorporated herein by reference.

COGNIGEN NETWORKS, INC.

Consolidated Financial Statements
and
Independent Auditors' Report
June 30, 2002 and 2001

Table of Contents

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Cognigen Networks, Inc.
Seattle, Washington

We have audited the accompanying consolidated balance sheet of Cognigen Networks, Inc. and subsidiary as of June 30, 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended June 30, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cognigen Networks, Inc. and subsidiary as of June 30, 2002, and the results of their operations and their cash flows for the years ended June 30, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

July 30, 2002
Denver, Colorado

COGNIGEN NETWORKS, INC.

Consolidated Balance Sheet
June 30, 2002

Assets

Current assets	
Cash	$ 482,717
Accounts receivable	211,826
Commissions receivable, net of allowance for doubtful accounts of $118,208	1,080,349
Employee receivable	1,865
Inventory	35,960
Other current assets	23,713
Total current assets	1,836,430
Non-current assets	
Property and equipment, net	237,811
Deposits and other assets	94,839
Goodwill	2,893,029
Total non-current assets	3,225,679
Total assets	$ 5,062,109

Liabilities and Stockholders' Equity

Current liabilities	
Accounts payable	$ 610,585
Accrued liabilities	283,101
Commissions payable	1,462,802
Deferred revenue	17,790
Current portion of deferred commissions	511,200
Current portion of capital lease obligation	2,255
Note payable	126,499
Total current liabilities	3,014,232
Non-current liabilities	
Deferred commissions	1,299,392
Capital lease obligation, less current portion	4,995
Total non-current liabilities	1,304,387
Total liabilities	4,318,619
Commitments and contingencies	
Stockholders' equity	
Common stock $.001 par value, 300,000,000 shares authorized; 9,054,456 shares issued and outstanding	9,054
Additional paid-in capital	12,042,088
Accumulated deficit	(11,307,652
Total stockholders' equity	743,490
Total liabilities and stockholders' equity	$ 5,062,109

See notes to consolidated financial statements.

COGNIGEN NETWORKS, INC.

Consolidated Statements of Operations

	For the Years Ended June 30, 2002	2001
Revenue		
Marketing commissions	$ 7,089,784	$ 4,580,651
Telecommunications	3,984,973	2,141,322
Other	504	37,945
Total revenue	11,075,261	6,759,918
Operating expenses		
Marketing commissions	4,570,835	2,704,894
Telecommunications	2,323,748	1,539,813
Selling, general and administrative	4,426,817	3,792,207
Depreciation and amortization	145,905	1,220,539
Total operating expenses	11,467,305	9,257,453
Loss from operations	(392,044)	(2,497,535)
Interest expense	33,757	67,847
Loss before income taxes	(425,801)	(2,565,382)
Deferred income tax benefit (expense)	37,025	(37,025)
Net loss	$ (388,776)	$ (2,602,407)
Reported net loss	$ (388,776)	$ (2,602,407)
Add back: Goodwill amortization	-	986,433
Adjusted net loss	$ (388,776)	$ (1,615,974)
Basic and diluted loss per common share:		
Reported net loss	$ (0.04)	$ (0.25)
Goodwill amortization	-	0.10
Adjusted basic and diluted loss per common share	$ (0.04)	$ (0.15)
Basic and diluted weighted average common shares outstanding	9,778,940	10,617,489

See notes to consolidated financial statements.

COGNIGEN NETWORKS, INC.

Consolidated Statement of Changes in Stockholders' Equity
For the Years Ended June 30, 2002 and 2001

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance - June 30, 2000	10,535,609	$ 10,535	$ 13,667,794	$ (8,316,469)	$ 5,361,860
Common stock issued to employee	2,750	3	21,997	-	22,000
Stock issued for finders' fee related to work completed on the reverse acquisition	275,000	275	(275	-	-
Net loss	-	-	-	(2,602,407)	(2,602,407
Balance - June 30, 2001	10,813,359	10,813	13,689,516	(10,918,876)	2,781,453
Common stock issued for cash	750,000	750	299,235	-	299,985
Common stock issued for services	203,598	203	122,598	-	122,801
Common stock repurchased pursuant to Stock Redemption Agreement	(2,712,501	(2,712	(2,085,910	-	(2,088,622
Options to purchase Company stock issued to consultant	-	-	16,649	-	16,649
Net loss	-	-	-	(388,776)	(388,776
Balance - June 30, 2002	9,054,456	$ 9,054	$ 12,042,088	$ (11,307,652)	$ 743,490

See notes to consolidated financial statements.

COGNIGEN NETWORKS, INC.

Consolidated Statements of Cash Flows

	For the Years Ended June 30, 2002	2001
Cash flows from operating activities		
Net loss	$ (388,776	$ (2,602,407
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Depreciation and amortization	145,905	1,220,539
Provision for doubtful accounts	61,208	32,000
Stock options granted to non-employees and stock issued for services	139,450	22,000
Deferred income taxes	(37,025	37,025
Changes in assets and liabilities		
Accounts receivable	66,283	(238,308
Commissions receivable	(294,645	(340,749
Employee receivable	37,005	(37,209
Note receivable - related party	35,803	50,000
Inventory	7,903	89,623
Other current assets	183,329	209,986
Deposits and other assets	(52,383	46,096
Accounts payable	(54,343	567,508
Accrued liabilities	88,011	92,172
Commissions payable	524,879	611,242
Deferred revenue	(48,039	60,519
	803,341	2,422,444
Net cash provided by (used in) operating activities	414,565	(179,963
Cash flows from investing activities		
Purchases of property and equipment	(63,436	(38,563
Net cash used in investing activities	(63,436	(38,563
Cash flows from financing activities		
Payments on notes payable	(175,000	(95,000
Payments on deferred commissions	(278,030	-
Payments on capital leases	(12,314	(106,871
Proceeds from the sale of common stock	299,985	-
Net cash used in financing activities	(165,359	(201,871
Net increase (decrease) in cash	185,770	(420,397
Cash - beginning of year	296,947	717,344
Cash - end of year	$ 482,717	$ 296,947

(Continued on following page.)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Continued from previous page.)

Supplemental disclosure of cash flow information:

Cash paid for interest was $10,093 (2002) and $116,024 (2001).

Supplemental disclosure of non-cash activity:

During the year ended June 30, 2002:

The Company obtained fixed assets valued at $7,732 through a capital lease.

The Company accepted a piece of equipment as full payment on an outstanding accounts receivable balance of $21,245.

The Company re-purchased 2,712,501 shares of common stock in exchange for future commissions valued at $2,088,622 (Note 7).

During the year ended June 30, 2001:

The Company returned customer lists with a net value of $775,000 and received in consideration the cancellation of debt of $510,000 and accrued interest of $179,197 associated with the lists and received a note receivable of $85,803.

The Company converted $81,499 of accrued interest into a promissory note payable.

See notes to consolidated financial statements.

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Cognigen Networks, Inc., (the Company), was incorporated in May 1983 in the State of Colorado to engage in the cellular radio and broadcasting business and to engage in any other lawful activity permitted under Colorado law. In June 1988, the Company changed its name to Silverthorne Production Company (Silverthorne) and commenced operations in the oil and gas industry. These operations were discontinued in 1989. Since 1989, Silverthorne had attempted to locate acquisition prospects and negotiate an acquisition. Silverthorne's pursuit of an acquisition did not materialize until August 20, 1999, with the acquisition of the assets of Inter-American Telecommunications Holding Corporation (ITHC), which was accounted for as a reverse acquisition. The surviving entity changed its name to Cognigen Networks, Inc. on July 12, 2000.

Cognigen Networks, Inc. is an Internet enabled marketer of long-distance telephone and personal communications services and a licensed, facilities based interstate and international long-distance carrier. The Company receives commissions from sales of these services through agents and affinity groups, from telecommunications sales of prepaid calling cards and from the sale of call switching services..

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Cognigen Networks, Inc. and its subsidiary, Cognigen Switching Technologies, Inc. (Cognigen Switching). All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with. As of the balance sheet date, balances of cash and cash equivalents exceeded the federally insured limit by approximately $325,000.

Commissions Receivable

Commissions receivable represent amounts due from providers for telecommunication services used by subscribers. Typically providers pay commissions due to the Company sixty days after the usage month-end to allow for billing and collection.

An allowance for doubtful accounts of $118,208 at June 30, 2002 has been established by the Company to provide for potential uncollectible accounts and is deemed to be adequate by management based on historical results.

The Company had commissions from two vendors that generated 12% and 11% of total revenue and made up 15% and 19% of commissions receivable at June 30, 2002. The Company had two vendors that generated 25% of total revenue for the year ended June 30, 2001.

Inventory

Inventory consists of advertising supplies and prepaid calling cards held for resale and is stated at the lower of cost or market, determined using the first-in, first-out method (FIFO). Calling cards are purchased from a variety of vendors at a discount from the face value. Excise tax of 3% of the face value is paid at the time of purchase. When the calling cards are sold, the excise tax is collected and offset against the prepaid excise tax.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from 3 to 7 years.

Goodwill

The excess of the purchase price over net assets acquired by the Company from unrelated third parties is recorded as goodwill. Goodwill resulted from the acquisition of Cognigen Switching. In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets." SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under the guidance of SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair value base test. The Company adopted these statements as of July 1, 2001. Further, the Company recorded no amortization expense on goodwill for the year ended June 30, 2002. Goodwill was tested for impairment at the time of adoption and in the fourth quarter. No impairment was recorded as the fair value of the reporting unit exceeded its carrying value. As a result of SFAS 142, the Company will no longer be recognizing approximately $986,000 in annual amortization expense related to goodwill. The effect of adopting SFAS 142 on reported net income exclusive of amortization expense (including any related tax effects) for the year ended June 30, 2001, is shown in the Statement of Operations.

Valuation of Long-Lived Assets

The Company assesses valuation of long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Commissions Payable

Commissions payable represent amounts due to agents for commissions related to the usage for which the Company is due commission income from its providers. It is the Company's policy to pay commissions to its agents only after receiving commissions due from its providers. This policy results in approximately two months commission payable at any point in time.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Marketing Commissions

Marketing commission income from the sale of long-distance telephone, personal communication devices and marketing products is recognized at the the time of sale.

Telecommunications

Calling card and pin revenue is recorded when the calling cards and pins are shipped. The Company's policy is to delay shipment of calling cards and pins for a two-week period after receipt of cash to allow for processing. This delay results in deferred revenue, which is recorded as a liability until the calling cards are shipped. Calling card revenue includes amounts paid for the cost of the telecommunications services provided by third-party carriers.

Long distance phone service revenue is recorded when services are rendered.

Prepaid long distance phone service is initially recorded as deferred revenue and is recognized as the prepaid minutes are used by the customer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basic Loss Per Share

The Company applies the provisions of SFAS No. 128, "Earnings Per Share" (FAS 128). All dilutive potential common shares have an antidilutive effect on diluted per share amounts and, therefore, have been excluded in determining net loss per share. The Company's basic and diluted loss per share are equivalent and accordingly only basic loss per share has been presented. Shares issued in the initial capitalization of the Company have been treated as outstanding since inception.

Advertising Costs

The Company expenses advertising costs as incurred. Total advertising costs for the years ended June 30, 2002 and 2001 were $148,455 and $119,198, respectively.

Recently Issued Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the Company for fiscal years

COGNIGEN NETWORKS, INC.

Notes to Consolidated Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

beginning after June 15, 2002. The Company believes the adoption of this statement will have no material impact on its consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively.

Reclassifications

Certain amounts in the 2001 consolidated financial statements have been reclassified to conform to the 2002 presentation.

Note 2 - Basis of Presentation

On March 15, 2001, the stockholders adopted an Amendment to the Articles of Incorporation that increased the number of shares of common stock authorized from 50,000,000 to 300,000,000.

On October 15, 2001, a one-for-eight (1:8) reverse stock split took place and has been reflected retroactively in these financial statements.

Note 3 - Property and Equipment

Property and equipment consist of the following:

	June 30, 2002
Furniture and fixtures	$ 20,025
Computer equipment	144,117
Equipment	229,217
Leasehold improvements	191,268
Software	138,166
	722,793
Less accumulated depreciation	(484,982
	$ 237,811

Note 4 - Related Party Transactions

The Company received an $85,803 note from a related party in conjunction with the return of customer lists to the related party. The note was paid in full in 2002.

Note 5 - Note Payable

Note payable consists of the following:

	June 30, 2002
12% secured promissory note payable, principal and interest were due February 12, 2001. The Company is currently in default on this note but is making monthly principal and interest payments in varying amounts.	$ 126,499

Note 6 - Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that are not expected to be realized based on available evidence.

The Company's temporary differences result primarily from differing depreciation and amortization periods of certain assets, provision for doubtful accounts, net operating loss carryforwards and the recognition of certain expenses for financial statement purposes and not for tax purposes. The Company has approximately $4,036,000 of net operating loss carryforwards, which expire in varying amounts through 2022, if unused.

The net current and long-term deferred tax assets and liabilities in the accompanying balance sheet include the following:

	June 30, 2002
Current deferred tax asset	$ 62,000
Current deferred tax liability	-
Valuation allowance	(62,000
Net current deferred tax asset	$ -
Long-term deferred tax asset	$ 1,591,000
Long-term deferred tax liability	(1,079,000
Valuation allowance	(512,000
Net long-term deferred tax asset	$ -

Note 6 - Income Taxes (continued)

Temporary differences and carryforwards giving rise to a significant portion of deferred tax assets and liabilities are as follows:

	June 30, 2002
Current	
Allowance for doubtful accounts	$ 62,000
Long-term	
Net operating loss carryforwards	1,506,000
Property and equipment	85,000
Goodwill	(1,079,000
Less valuation allowance	(574,000
	$ -

The components of the provision for income tax benefit (expense) reflected in the consolidated statements of operations are as follows:

	For the Years Ended June 30, 2002	For the Years Ended June 30, 2001
Current	$ -	$ -
Deferred	37,025	(37,025
	$ 37,025	$ (37,025

The following is a reconciliation of the statutory federal income tax rate applied to pre-tax accounting net loss compared to the income taxes in the consolidated statements of operations:

	For the Years Ended June 30, 2002	For the Years Ended June 30, 2001
Income tax benefit at the statutory rate	$ (144,772	$ (872,230
State and local income taxes, net of federal income tax	(14,051	(84,658
Change in valuation allowance	517,000	56,778
Nondeductible expenses	50,000	864,534
Other timing differences, net	(370,972	(1,449
Deferred income tax benefit (expense)	$ 37,205	$ (37,025

Note 7 - Stockholders' Equity

Preferred Stock

On March 15, 2001, the Company authorized 20,000,000 shares of preferred stock. As of June 30, 2002, no preferred shares were issued or outstanding.

Note 7 - Stockholders' Equity (continued)

Common Stock Issuances

In December 2000, the Company issued 2,750 shares of common stock to employees valued at $22,000 as stock-based compensation.

In March 2001, the Company issued 275,000 of common stock as the final installment of finders' fees related to work performed on the completion of the reverse acquisition. These shares were valued at $286,000, or $0.13 per share, and reported on a net basis in additional paid-in capital.

In September 2001 and April 2002, the Company issued a total of 150,000 shares of common stock to a consultant valued at $87,001 as stock-based compensation.

On September 24, 2001, the Board of Directors authorized the issuance of 42,660 shares of common stock to several officers of the Company valued at $27,300 as stock-based compensation.

In October and November 2001, the Company sold 750,000 shares of common stock and warrants to purchase 600,000 shares of common stock at $1.00 for net proceeds of $299,985 in cash.

In September and October 2001, the Company authorized the issuance of 10,938 shares in exchange for services valued at $8,500. The shares were issued in November 2001.

On November 21, 2001, the Company entered into a Stock Redemption Agreement with a shareholder, in which the shareholder agreed to sell to the Company 2,712,501 shares of the Company's common stock, at approximately $.77 per share, which approximates market value, in exchange for potential future commissions of $2,088,622 on certain customers, as defined in the agreement. The shares were purchased in December 2001. Deferred commissions payable will be paid out based upon future commissions earned as defined in the agreement. The agreement does not guarantee that future commissions will be earned. As of June 30, 2002, the remaining balance of deferred commissions payable was $1,810,592. The Company has classified $511,200 as an estimate of the current portion of this agreement based on historical commissions of the customers.

Stock Options

The Company has established the 2001 Incentive and Nonstatutory Stock Option Plan, which authorizes the issuance of up to 5,000,000 shares of the Company's common stock. The Plan will remain in effect until 2011 unless terminated earlier by an action of the Board. All employees, board members and consultants of the Company are eligible to receive options under the Plan at the discretion of the Board. Options issued under the Plan vest according to the individual option agreement for each grantee.

In September 2001, various individual and corporate option holders of the Company voluntarily surrendered to the Company, stock options to purchase 3,050,000 million shares of the Company's common stock. The surrendered options had an exercise price of $3.68 per share, and would not have expired until August 24, 2004.

The Company originally granted options to purchase a total of 4,050,000 million of the Company's common stock in August 1999. With the surrender by these option holders, there remain outstanding options to purchase 1,000,000 million shares at $3.68 per share that can be exercised until August 2004.

During the year ended June 30, 2002, the Company issued 30,000 options to purchase the Company's common stock to employees. The options have an exercise price of $.41 and expire 5 years from issuance. The options were valued at $21,227 using the below Black-Scholes assumptions.

Note 7 - Stockholders' Equity (continued)

Stock Options (continued)

During the year ended June 30, 2002, the Company issued 50,000 options to purchase the Company's common stock to an outside consultant. The options have an exercise price of $.55 and expire 5 years from issuance. The options were valued at $16,649 using the Black-Scholes assumptions below.

The following table presents the activity for options outstanding:

	Stock Options	Weighted Average Exercise Price
Outstanding - June 30, 2000	4,050,000	$ 3.68
Granted	-	-
Forfeited/canceled	-	-
Exercised	-	-
Outstanding - June 30, 2001	4,050,000	3.68
Granted	80,000	0.50
Forfeited/canceled	(3,050,000	3.68
Exercised	-	-
Outstanding - June 30, 2002	1,080,000	$ 3.44

The following table presents the composition of options outstanding and exercisable:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Price*	Life*	Number	Price*
$ 0.55	50,000		5.00	50,000	
$ 0.46	1,000,000		2.16	1,000,000	
$ 0.41	30,000		5.00	30,000	
Total - June 30, 2002	1,080,000	$ 3.44	-	1,080,000	$ 3.44

*Price and Life reflect the weighted average exercise price and weighted average remaining contractual life, respectively.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's option been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net loss and basic loss per common share would have been changed to the pro forma amounts indicated below:

	For the Years Ended June 30,	
	2002	2001
Net loss - as reported	$ (388,776)	$ (2,602,407)
Net loss - pro forma	$ (426,652)	$ (2,602,407)

Note 7 - Stockholders' Equity (continued)

Stock Options (continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

Approximate risk free rate	4.00%
Average expected life	5 years
Dividend yield	0%
Volatility	113%
Estimated fair value of total options granted	$37,876

Warrants

During the year ended June 30, 2002, the Company granted outside investors 600,000 warrants to purchase the Company's common stock in conjunction with the purchase of 750,000 shares of common stock. The warrants have an exercise price of $1 and 100,000 of the warrants expire in 2 years and 500,000 expire in 4 years.

The following table presents the activity for warrants outstanding:

	Number of Warrants	Weighted Average Exercise Price
Outstanding - June 30, 2000	-	$ -
Issued	-	-
Forfeited/canceled	-	-
Exercised	-	-
Outstanding - June 30, 2001	-	-
Issued	600,000	1.00
Forfeited/canceled	-	-
Exercised	-	-
Outstanding - June 30, 2002	600,000	$ 1.00

All of the outstanding warrants are exercisable and have a weighted average remaining contractual life of 3.66

Note 8 - Commitments and Contingencies

Operating Leases

The Company leases office space under operating lease agreements. Rent expense for these leases was approximately $197,000.

Note 8 - Commitments and Contingencies (continued)

Future minimum lease payments under these leases are approximately as follows:

Year Ending June 30,		
2003	$	129,000
2004		3,000
2005		1,000
	$	133,000

Item 8. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

PART III

The information required by Items 9 through 12 is incorporated by reference to our definitive information statement that we plan to file in connection with our next Annual Meeting of Shareholders involving the election of directors. We plan to file the definitive information statement with the Securities and Exchange Commission on or before October 28, 2002.

Item 13. Exhibits and Reports on Form 8-K.

Exhibits and Index of Exhibits.

EXHIBIT NO.	DESCRIPTION AND METHOD OF FILING
3.1	Articles of Incorporation filed on May 6, 1983 (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).
3.2	Articles of Amendment to Articles of Incorporation filed on June 23, 1988 (incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).
3.3	Articles of Amendment to the Articles of Incorporation filed on July 12, 2000 (incorporated by reference to Exhibit 3.3 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).
3.4	Articles of Amendment to the Articles of Incorporation filed on March 16, 2001 (incorporated by reference to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001).
3.5	Bylaws as amended through December 8, 1999 (incorporated by reference to Exhibit 3.1 to our Form 10-Q for the quarter ended December 31, 1999).
10.1	Employment Agreement dated August 1, 2000, between Cognigen Networks, Inc. and Jimmy L. Boswell. (incorporated by reference to Exhibit 10.1 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).

10.2	Employment Agreement dated August 1, 2000, between Cognigen Networks, Inc. and David G. Lucas. (incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).
10.3	Employment Agreement dated October 5, 1999, between Cognigen Networks, Inc. and Darrell H. Hughes. (incorporated by reference to Exhibit 10.3 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).
10.4	Option to Sell Accounts Agreement dated October 6, 2000, between Cognigen Networks, Inc. and JVTEL. (incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).
10.5	Form of Option to Purchase Common Stock (incorporated by reference to Exhibit 10.7 to our Annual Report on Form 10-KSB for the year ended June 30, 2000).
10.6	2001 Incentive and Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10 to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001).
10.7	Promissory Note dated March 31, 2001 in the amount of $85,803.00 from JVTEL to Cognigen Networks, Inc. (incorporated by reference to Exhibit 10.9 to our Annual Report on Form 10-KSB for the year ended June 30, 2001).
10.8	Stock Redemption Agreement dated November 30, 2001 between Cognigen Networks, Inc., the Anderson Family Trust, Cantara Communications Corporation, Kevin E. Anderson Consulting, Inc. (without Exhibits A and B) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated December 18, 2001).
10.9	Training Services Framework Agreement dated May 17, 2002, between Cognigen Networks, Inc. and e-Max Direct LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated August 20, 2002).
10.10	Transitional Supplemental Consulting Engagement letter dated July 11, 2002, between Cognigen Networks, Inc. and Kevin E. Anderson Consulting, Inc.
10.11	Letter Agreement dated April 19, 2002, between Cognigen Networks, Inc. and Troy D. Carl.
10.12	Amendment dated July 29, 2002 to Employment Agreement dated August 1, 2000, between Cognigen Networks, Inc. and Jimmy L. Boswell.
10.13	Amendment dated July 29, 2002 to Employment Agreement dated August 1, 2000, between Cognigen Networks, Inc. and David G. Lucas.
10.14	Amendment dated July 29, 2002 to Employment Agreement dated August 1, 2000, between Cognigen Networks, Inc. and Darrell H. Hughes.
10.15	Employment Agreement dated August 1, 2002, between Cognigen Networks, Inc. and David L. Jackson
21	Subsidiaries (incorporated by reference to Exhibit 21 to our Annual Report on Form 10-KSB for the year ended June 30, 2001).
99.1	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002.

COGNIGEN NETWORKS, INC.

Reports on Form 8-K.

There were no Current Reports on Form 8-K filed by us during the last quarter of the period covered by this report.

Item 14. Controls and Procedures

There have been no changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 17, 2002

COGNIGEN NETWORKS, INC.

/s/ Darrell H. Hughes
Darrell H. Hughes, Chairman of the Board, President and Chief Executive Officer

/s/ David G. Lucas
David G. Lucas, Treasurer, Chief Financial Officer and Principal Accounting Office

In accordance with the Exchange Act, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Jimmy L. Boswell Jimmy L. Boswell	Director	September 17, 2002
/s/ Darrell H. Hughes Darrell H. Hughes	Director	September 17, 2002
/s/ David L. Jackson David L. Jackson	Director	September 17, 2002
/s/ David G. Lucas David G. Lucas	Director	September 17, 2002
/s/ Christopher R. Seelbach Christopher R. Seelbach	Director	September 17, 2002

COGNIGEN NETWORKS, INC.

CERTIFICATION

I, Darrell H. Hughes, certify that:

1. I have reviewed this annual report on Form 10-KSB of Cognigen Networks, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 17, 2002.

/s/ Darrell H. Hughes

Darrell H. Hughes
Chief Executive Officer

CERTIFICATION

I, David G. Lucas, certify that:

1. I have reviewed this annual report on Form 10-KSB of Cognigen Networks, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 17, 2002.

/s/ David G. Lucas

David G. Lucas
Chief Financial Officer

COGNIGEN

IN-HOUSE PRODUCTS AND SERVICES

A part of Cognigen's long-term strategy is to utilize Cognigen's intellectual talent to develop and maintain Cognigen's own set of products and services that allow Cogngen to gain greater margins and build company equity through owned customer accounts. Through Cognigen Switching Technologies ("CST"), Cognigen's technology division, and through private and co-branded ventures, Cognigen now has ownership of all customers who sign up for the following services:

COGNISURF™

CogniSurf, developed by Cognigen with back office support from BroadWing, offers subscribers premium dial-up capability for approximately one-half ($12.45) of the going rate ($21.95).

CogniDIAL

CogniDial, developed and maintained by Cognigen's CST division, offers customers in the United States and Canada inexpensive toll-free dial-around access to the world. CogniDial is available to international users with savings of up to 75%.

CogniConference

CogniConference, developed and maintained by CST, offers users a unique blend of real-time conference calling with secure online billing. CogniConference supports up to 16 users at a time and has access from over 50 countries worldwide.

CogniCall

CogniCall is Cognigen's complete long distance solution. CogniCall offers U.S Domestic 1-Plus calling (coming soon), calling card service for 7.8 cents/min, and international calling card access from over 59 countries worldwide. Cognigen expect CogniCall to be a moneymaker by 2003.

CognigenMAIL

CognigenMail enables subscribers to avoid unwanted SPAM mail and viruses. CognigenMail uses an automatic confirmation system that will allow messages from only verifiable email addresses to be delivered to the subscriber. CognigenMail is popular with our non-U.S. representatives.